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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       JOHNSON WORLDWIDE ASSOCIATES, INC.
                                (Name of Issuer)

                      Class A Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   479254 10 4
                                 (CUSIP Number)

      John M. Schroeder, 4041 North Main Street, Racine, Wisconsin  53402 -
                                 (414) 631-2503
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 30, 1993
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement  / /.
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 479254 10 4                        Page 2 of _____ Pages


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Imogene P. Johnson
              ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                     (b)  /X/

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              Not Applicable

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            / /

              Not Applicable

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     7  SOLE VOTING POWER
      NUMBER OF
                             148,182(1)
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

                             1,029,000(1)
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             148,182(1)
      REPORTING

        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                             1,029,000(1)


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,177,182(1)

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          / /

              Not Applicable


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              15.1%


    14   TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   (1) Takes into account shares of Class B Common Stock beneficially owned by the reporting person which are convertible into Class A Common Stock on a one share-for-one share basis.

   Item 1.   Security and Issuer

             Class A Common Stock, $.05 par value
             Johnson Worldwide Associates, Inc.
             222 Main Street
             Racine, Wisconsin  53403

   Item 2.   Identity and Background

             (a)  Name of person filing:

                  Imogene P. Johnson

             (b)  Business address:

                  4041 North Main Street
                  Racine, Wisconsin  53402

             (c) Principal occupation and name, principal business and address of employer:

                  None

             (d) During the last five years, Mrs. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) During the last five years, Mrs. Johnson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which as a result of such proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f)  Citizenship:

                  United States

   Item 3.   Source and Amount of Funds or Other Consideration.

             See Item 4 below.

   Item 4.   Purpose of Transaction.

             On December 30, 1993, Mrs. Johnson became the beneficial owner of 1,029,000 shares of Class B Common Stock, $.05 par value ("Class B Common Stock"), of Johnson Worldwide Associates, Inc. ("Company") as a result of her appointment as sole trustee of the Johnson Worldwide Associates, Inc. Class B Common Stock Voting Trust ("Voting Trust"), of which 868,864 shares were previously beneficially owned by Mrs. Johnson as trustee of certain trusts. Mrs. Johnson is also the sole trustee of a trust for the benefit of members of her family, which is a unit holder of the Voting Trust. Mrs. Johnson's term as a co-trustee of the Samuel C. Johnson Family Trust ("Family Trust") terminated on December 31, 1993. As a result, Mrs. Johnson no longer reports investment or voting control over 114,464 shares of Class A Common Stock held by the Family Trust, but continues to beneficially own 763,736 shares of Class B Common Stock directly and indirectly held by the Family Trust in the Voting Trust as trustee of the Voting Trust. The trustee of the Voting Trust and the Voting Trust unit holders may be deemed to share voting and investment power over the 1,029,000 shares of Class B Common Stock held in the Voting Trust in certain circumstances.

             The creation of the Voting Trust and naming of Imogene Johnson as sole trustee is intended to further protect and promote the mutual interests of the Johnson Family and to provide the framework for continuity of management of the Company. The reporting person has no plans or proposals which relate to or would result in:

             (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

             (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries:

             (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

             (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (e) Any material change in the present capitalization or dividend policy of the Company;

             (f) Any other material change in the Company's business or corporate structure;

             (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

             (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

             (j)  Any action similar to any of those enumerated above.

   Item 5.   Interest in Securities of the Issuer.

             (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the reporting person is set forth below.

        Sole         Shared
     Voting and    Voting and     Aggregate    Percentage of
    Dispositive   Dispositive     Beneficial    Outstanding
        Power        Power        Ownership        Shares

     148,182(1)   1,029,000(1)   1,177,182(1)   15.1%(1)(2)

   _______________

   (1) Includes shares of Class B Common Stock which are convertible at any time on a one-for-one basis into shares of Class A Common Stock.
   (2) Based upon 6,760,146 shares of Class A Common Stock outstanding on December 10, 1993.

             Mrs. Johnson shares certain voting and investment power over 1,029,000 shares of Class B Common Stock with Samuel C. Johnson, Helen P. Johnson-Leipold and JWA Consolidated, Inc. Certain information with respect to such persons is set forth below:

                             Principal         Name, Address
                            Occupation         and Principal
         Name and               and             Business of
          Address           Employment            Employer

    Samuel C. Johnson   Chairman of S.C.    S.C. Johnson &
    4041 N. Main        Johnson & Son,      Son, Inc.
    Street              Inc.                1525 Howe Street
    Racine, WI  53402                       Racine, WI  53403

    Citizenship:                            Manufacturer of
    United States                           household
                                            maintenance and
                                            industrial
                                            products.
    Helen P. Johnson-   Vice President-     S.C. Johnson &
    Leipold             Consumer Marketing  Son, Inc.
    4041 N. Main        Services-Worldwide  1525 Howe Street
    Street              of S.C. Johnson &   Racine, WI  53403
    Racine, WI  53402   Son, Inc.
                                            Manufacturer of
    Citizenship:                            household
    United States                           maintenance and
                                            industrial
                                            products.

    JWA Consolidated,   Not Applicable      Holding company
    Inc.                                    for purposes of
    4041 N. Main                            owning stock of
    Street                                  Company
    Racine, WI  53402

    State of
    Organization:
    Delaware

             During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

             (c) On December 11, 1993, Imogene Johnson transferred 110 shares of Class A Common Stock by gift.

             On December 30, 1993, certain trusts of which Imogene Johnson serves or served as trustee or co-trustee deposited 868,864 shares of Class B Common Stock, including 685,536 shares held by JWA Consolidated, Inc., into the Voting Trust in exchange for an equal number of Voting Trust units.

             On December 30, 1993, certain trusts of which Samuel Johnson serves as trustee deposited 160,136 shares of Class B Common Stock into the Voting Trust in exchange for an equal number of Voting Trust units.

             On December 30, 1993, Imogene Johnson acquired beneficial ownership of 1,029,000 shares of Class B Common Stock as a result of her appointment as trustee of the Voting Trust, of which 868,864 shares were previously beneficially owned by her as trustee of certain trusts.

             On December 31, 1993, Imogene Johnson was no longer deemed the beneficial owner of 114,464 shares of Class A Common Stock as a result of the expiration of her term as a co-trustee of a trust which indirectly beneficially owned the shares as controlling shareholder of a corporation.

             On December 31, 1993, Helen Johnson-Leipold became the beneficial owner of 763,736 shares of Class B Common Stock and 114,464 shares of Class A Common Stock as a result of her appointment as sole trustee of a trust which directly or indirectly as controlling shareholder of a corporation owns the shares. The 763,736 shares of Class B Common Stock are held in the Voting Trust.

             (d)  Not applicable.

             (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             See Item 4 above.

   Item 7.   Material to be Filed as Exhibits.

             Exhibit 9: Johnson Worldwide Associates, Inc. Class B Common Stock Voting Trust

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date

   January 7, 1994               /s/  Imogene P. Johnson
        Date                     Signature

                                 Imogene P. Johnson
                                 Name/Title

                                  EXHIBIT INDEX

        Exhibit

   9.   Johnson Worldwide Associates, Inc.
        Class B Common Stock Voting Trust